Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Canopy Growth Corporation

We consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-229352, 333-251379 and 333-275167) of Canopy Growth Corporation (the “Company”), of our report dated June 22, 2023, on the consolidated financial statements of the Company, before the effects of the retrospective adjustments relating to the share consolidation and the reporting of discontinued operations as described in Notes 2 and 6, respectively, which comprise the consolidated balance sheet as at March 31, 2023, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended March 31, 2023, and the related notes, included herein.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

May 30, 2024

Ottawa, Canada